UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

TripAdvisor, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

896945201
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[X]	Rule 13d-1(b)

[   ]	Rule 13d-1(c)

[   ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No.  896945201

1.	Names of Reporting Person
            I.R.S. Identification Nos. of above person

      Eagle Capital Management, LLC
                  I.R.S. #: 22-3361201

2.	Check the Appropriate Box if a Member of a Group
             [   ] (a)
             [   ] (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

New Jersey, United States

			 5. Sole Voting Power:	        7,794,013

Number of 	     	 6. Shared Voting Power:	None
Shares Beneficially
Owned by		 7. Sole Dispositive Power:	9,192,915
	Each Reporting
      Person With	 	 8. Shared Dispositive Power: None

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 9,192,915

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

[     ]

11.	Percent of Class Represented by Amount in Row (9)

   7.36%

12.	Type of Reporting Person

IA


	Item 1.	(a)	Name of Issuer:

				TripAdvisor, Inc.

(b)	Address of Issuer's Principal Executive Offices:

   400 1st Avenue
   Needham, MA 02494


Item 2.	(a)	Name of Person Filing:

			Eagle Capital Management, LLC

(b)	Address of Principal Business Offices:

499 Park Avenue
17th Floor
New York, NY 10022
United States
(c)	Citizenship:

New Jersey, United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number: 896945201



	Item 3.	(e)	[X] Eagle Capital Management, LLC is an investment
			       Advisor in accordance with Rule 13d-1(b) (1)
(ii)(E);

	Item 4.		Ownership:

a.	Amount beneficially owned:  9,192,915

b.	Percent of Class:	7.36%

c.	Number of shares as to which the person has:

(i)  	Sole power to vote or to direct the vote:    7,794,013

(ii)  Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 9,192,915

(iv) Shared power to dispose or to direct the disposition: None


Item 5.		Ownership of Five Percent or Less of a Class:

		Not Applicable

Item 6.	Ownership or More than Five Percent on Behalf of Another
Person:

	Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which
Acquired
the Security Being Reported on By the Parent Holding Company of Control Person:

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

	Not Applicable

Item 9. 	Notice of Dissolution of Group:

	Not applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 14, 2019


	By: Ravenel B. Curry, III

Title:	Chief Investment Officer